UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of January 2019

JACADA LTD.
(Translation of registrant’s name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following documents being furnished by Jacada Ltd. (“Jacada”) in connection with its annual general meeting of shareholders (the “Meeting”) that will be held at Jacada’s offices, located at 8 Ha’sadna’ot Street, Herzliya Pituach 46728, Israel, on Wednesday, February 27, 2019 at 11:00 a.m., Israel time:

1.	Exhibit 99.1: Cover Letter and Proxy Statement, each dated January 29, 2019, being mailed to the shareholders of Jacada in connection with the Meeting.

2.	Exhibit 99.2: Proxy Card being mailed to shareholders of Jacada for use in connection with the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ CAROLINE CRONIN
Caroline Cronin
Chief Financial Officer

Dated: January 29, 2019

Exhibit Index

Exhibit No.	Exhibit Description
99.1
Cover Letter and Proxy Statement, each dated January 29, 2019, being mailed to the shareholders of Jacada in connection with Jacada’s annual general meeting of shareholders that will be held on Wednesday, February 27, 2019 at 11:00 a.m., Israel time.

99.2	Proxy Card being mailed to the shareholders of Jacada for use in connection with Jacada’s annual general meeting of shareholders that will be held on Wednesday, February 27, 2019.